Form U-13-60

                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 1996 and Ending December 31, 1996

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                         SUBSIDIARY                 SERVICE COMPANY
            __________________________________________________________________
                              ("Mutual" or "Subsidiary")


       Date of Incorporation April 21, 1949 If not Incorporated, Date of Organization


       State or Sovereign Power Under Which Incorporated or Organized State of Alabama


       Location of Principal Executive Offices of Reporting Company
                            64 Perimeter Center East
                           Atlanta, Georgia 30346-6401

      Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                           Vice President,         64 Perimeter Center East
         W. Dean Hudson    Comptroller and         Atlanta, Georgia  30346-6401
             (Name)        Chief Financial              (Address)
                           Officer
                                (Title)

       Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:


                              THE SOUTHERN COMPANY

                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

                      INSTRUCTIONS FOR USE OF FORM U-13-60
                                   (Continued)


     8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


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                                                                                          2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
      ---------------------------------------------
                                                               Schedule or                Page
      Description of Schedules and Accounts                   Account Number             Number
      ------------------------------------                    --------------             ------

         COMPARATIVE BALANCE SHEET                              Schedule I               4-5
         -------------------------
            SERVICE COMPANY PROPERTY                            Schedule II              6-7

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                                    Schedule III             8

            INVESTMENTS                                         Schedule IV              9

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                        Schedule V               10

            FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI              11

            STORES EXPENSE UNDISTRIBUTED                        Schedule VII             12

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                           Schedule VIII            13

            MISCELLANEOUS DEFERRED DEBITS                       Schedule IX              14

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                                     Schedule X               15

            PROPRIETARY CAPITAL                                 Schedule XI              16

            LONG-TERM DEBT                                      Schedule XII             17

            CURRENT AND ACCRUED LIABILITIES                     Schedule XIII            18

            NOTES TO FINANCIAL STATEMENTS                       Schedule XIV             19

         COMPARATIVE INCOME STATEMENT                           Schedule XV              20
         ----------------------------
            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                         Account 457              21

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                        Account 458              22

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                       Schedule XVI             23



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                                                                                                          3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS  (Continued)
      ---------------------------------------------

                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number
      -------------------------------------                                  --------------             ------

            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                                                Schedule XVII            24-25

            DEPARTMENTAL ANALYSIS OF SALARIES                                  Account 920              26

            OUTSIDE SERVICES EMPLOYED                                          Account 923              27

            EMPLOYEE PENSIONS AND BENEFITS                                     Account 926              28

            GENERAL ADVERTISING EXPENSES                                       Account 930.1            29

            MISCELLANEOUS GENERAL EXPENSES                                     Account 930.2            30

            RENTS                                                              Account 931              31

            TAXES OTHER THAN INCOME TAXES                                      Account 408              32

            DONATIONS                                                          Account 426.1            33

            OTHER DEDUCTIONS                                                   Account 426.5            34

            NOTES TO STATEMENT OF INCOME                                       Schedule XVIII           35

            FINANCIAL DATA SCHEDULE                                            Schedule XIX             36

            ORGANIZATION CHART                                                                          37

            METHODS OF ALLOCATION                                                                       38

            ANNUAL STATEMENT OF COMPENSATION FOR USE

               OF CAPITAL BILLED                                                                        39


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                                                                                                          4

                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                               (Thousands of Dollars)

                                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                       ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
-------                       ----------------------                         ----------------------
           SERVICE COMPANY PROPERTY                                           CURRENT         PRIOR
           ------------------------                                           -------         ------

    101        Service company property (Schedule II)                          234,904         228,515
    107        Construction work in progress (Schedule II)                      22,118          17,492
                                                                               -------         -------
                  Total Property                                               257,022         246,007
                                                                               -------         -------
    108        Less accumulated provision for depreciation
                  and amortization of service company
                  property (Schedule III)                                      132,535         121,392
                                                                               -------         -------
                      Net Service Company Property                             124,487         124,615
                                                                               -------         -------

           INVESTMENTS

    123        Investments in associate companies (Schedule IV)                    -               -
    124        Other investments (Schedule IV)                                   3,925           3,401
                                                                               -------         -------
                  Total Investments                                              3,925           3,401
                                                                               -------         -------

           CURRENT AND ACCRUED ASSETS

    131        Cash                                                                -               -
    134        Special deposits                                                    -               -
    135        Working funds                                                         5             -
    136        Temporary cash investments (Schedule IV)                          4,602             -
    141        Notes receivable                                                    -                 3
    143        Accounts receivable                                              38,918          31,603
    146        Accounts receivable from associate
                  companies (Schedule V)                                        91,208         133,339
    152        Fuel stock expenses undistributed (Schedule VI)                     -               -
    154        Materials and supplies                                            2,951           1,764
    163        Stores expense undistributed (Schedule VII)                         -               -
    165        Prepayments                                                       1,937           1,601
    174        Miscellaneous current and accrued assets
                  (Schedule VIII)                                                   65             -
                                                                               -------         -----
                      Total Current and Accrued Assets                         139,686         168,310
                                                                               -------         -------

           DEFERRED DEBITS

    181        Unamortized debt expense                                            -                 1
    184        Clearing accounts                                                   108               1
    186        Miscellaneous deferred debits (Schedule IX)                       6,743           7,676
    188        Research, development, or demonstration
                  expenditures (Schedule X)                                        -               -
    190        Accumulated deferred income taxes                                   -               -
                                                                               -------         -----
                      Total Deferred Debits                                      6,851           7,678
                                                                               -------         -------

                      TOTAL ASSETS AND OTHER DEBITS                            274,949         304,004
                                                                               =======         =======


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                                                                             5
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
-------               -----------------------------------               ------------------
                                                                        CURRENT        PRIOR
                                                                        ------         -----
           PROPRIETARY CAPITAL
           -------------------
    201        Common stock issued (Schedule XI)                           725             725
    211        Miscellaneous paid-in-capital (Schedule XI)                 150             150
    215        Appropriated retained earnings (Schedule XI)                -               -
    216        Unappropriated retained earnings
                  (Schedule XI)                                            -               -
                                                                       -------         -------
                      Total Proprietary Capital                            875             875
                                                                       -------         -------

           LONG-TERM DEBT
           --------------
    223        Advances from associate companies (Schedule XII)            -               -
    224        Other long-term debt (Schedule XII)                      47,658          63,450
    225        Unamortized premium on long-term debt                       -               -
    226        Unamortized discount on long-term debt-debit                -               -
                                                                       -------         -----
                      Total Long-Term Debt                              47,658          63,450
                                                                       -------         -------

           CURRENT AND ACCRUED LIABILITIES
           -------------------------------
    231        Notes payable                                            15,792          10,599
    232        Accounts payable                                         29,262          26,056
    233        Notes payable to associated companies
                  (Schedule XIII)                                          -             5,890
    234        Accounts payable to associate companies
                  (Schedule XIII)                                       33,592          42,663
    236        Taxes accrued                                               799             292
    237        Interest accrued                                             62             106
    238        Dividends declared                                          -               -
    241        Tax collections payable                                     605           1,280
    242        Miscellaneous current and accrued
                  liabilities (Schedule XIII)                           67,731          64,272
                                                                       -------         -------
                      Total Current and Accrued Liabilities            147,843         151,158
                                                                       -------         -------

           DEFERRED CREDITS
           ---------------
    253        Other deferred credits                                   78,573          88,521
    255        Accumulated deferred investment tax credits                 -               -
                                                                       -------         -----
                      Total Deferred Credits                            78,573          88,521
                                                                       -------         -------


    282    ACCUMULATED DEFERRED INCOME TAXES                               -               -
           ---------------------------------                           -------         -----

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                                        274,949         304,004
                                                                       =======         =======

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                                                                                                             6
                                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                        For the Year Ended December 31, 1996

                                               (Thousands of Dollars)

                                                     SCHEDULE II

                                              SERVICE COMPANY PROPERTY

                                 BALANCE AT                                                               BALANCE AT
                                 BEGINNING                        RETIREMENTS        OTHER 1/              CLOSE OF
      DESCRIPTION                 OF YEAR        ADDITIONS         OR SALES          CHANGES                 YEAR
      -----------                ---------       ---------        -----------        -------              ----------

SERVICE COMPANY PROPERTY

Account

301     ORGANIZATION                         -               -               -              -                 -
303     MISCELLANEOUS
        INTANGIBLE PLANT                     -               -               -              -                 -
304     LAND & LAND RIGHTS                   -               -               -              -                 -
305     STRUCTURES AND
        IMPROVEMENTS                      50,781             -               -              -              50,781
306     LEASEHOLD
        IMPROVEMENTS                      21,485           1,826             -               (72)          23,239
307     EQUIPMENT 2/                      79,587           6,513           (4,633)          (549)          80,918
                  -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/                  34,704           2,238           (1,039)           (62)          35,841
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                       1,304               2             (623)           100              783
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/              28,694             139              (10)          -              28,823
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/                    11,960           3,089             (191)          (339)          14,519
                 -  -                    -------         -------         --------       --------          -------

          SUB-TOTAL                      228,515          13,807           (6,496)          (922)         234,904
                                         -------         -------         --------       --------          -------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                    17,492           4,626             -              -              22,118
                    -                    -------         -------         --------        -------          -------

          TOTAL                          246,007          18,433           (6,496)          (922)         257,022
                                         =======         =======         ========        =======          =======


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:


( ) Denotes red figure.

                                                                              7
                                                SCHEDULE II-CONTINUED

                                               (Thousands of Dollars)


2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                   BALANCE AT
                                                                     CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION          ADDITIONS             YEAR
---------       ----------------------          ---------           ---------

307/02          Research & Laboratory Equip.          973             2,282
307/03          Word Processing/Office
                  Automation Equip.                 1,517             5,120
307/04          Personal Computer Equip.            2,035            32,582
307/05          Computer Equipment                    631            23,921
307/11          Telephone Systems                     537             7,426
307/12          Telecommunications Equip.             820             9,587
308/01          Furniture & Fixtures                1,279            23,842
308/09          Data Handling Equipment
                  & Miscellaneous                     959            11,999
309/08          Autos, Trucks & Trailers                2               783
310/07          Aircraft                              139            28,824
311/10          Software                            3,088            12,822
311/13          Coal Pilot Scale Combustion
                  Facility                            -               1,671
311/14          Boats                                   1                26
                                                   ------           -------

                              TOTAL                11,981           160,885
                                                   ======           =======


3/              DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        1.   Purchased computer software and software licenses.

        2.   Pulverized coal pilot scale combustion facility.

        3.   Boats, motors, & trailers

4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        A. An energy management system for the Southern Electric System to be located at Birmingham, Alabama.

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                                                                                                             8
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE III

                                     ACCUMULATED PROVISION FOR DEPRECIATION AND
                                      AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                   ADDITIONS                           OTHER
                                  BALANCE AT        CHARGED                            CHARGES      BALANCE AT
                                  BEGINNING           TO                                ADD           CLOSE OF
      DESCRIPTION                  OF YEAR         ACCT #403       RETIREMENTS       (DEDUCT)1/         YEAR
      -----------                 ---------        ---------       -----------       --------        ----------
Account

301     ORGANIZATION                    -               -              -               -               -

303     MISCELLANEOUS
        INTANGIBLE PLANT                -               -              -               -               -

304     LAND & LAND RIGHTS              -               -              -               -               -

305     STRUCTURES AND
        IMPROVEMENTS                 20,829           1,989            -               -            22,818

306     LEASEHOLD
        IMPROVEMENTS                  7,398           1,137            -                47           8,582

307     EQUIPMENT                    58,031           7,900          (4,389)            (1)         61,541

308     OFFICE FURNITURE
        AND FIXTURES                 18,221           2,639            (985)           -            19,875

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                       700             129            (205)             -             624

310     AIRCRAFT AND
        AIRPORT EQUIPMENT             9,001           1,059             (10)             -          10,050

311     OTHER SERVICE
        COMPANY PROPERTY              7,212           2,023            (189)              (1)        9,045
                                    -------          ------          ------           ------       -------


        TOTAL                       121,392          16,876          (5,778)              45       132,535
                                    =======          ======          ======           ======       =======


1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        NONE

( ) Denotes red figure.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE IV

                                   INVESTMENTS


INSTRUCTIONS:    Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                 Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                 BALANCE AT         BALANCE AT
                                                 EGINNING           CLOSE OF
        DESCRIPTION                              OF YEAR             YEAR
        -----------                              --------           ---------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE
    COMPANIES                                        -               -




ACCOUNT 124 - OTHER INVESTMENTS

    Employee Merchandise Loans                        31                 9
    Employee Energy Loans                          2,287             2,520
    Energy Insurance Mutual LTD - Reserve             11                11
    ACE Limited - Reserve                             69                69
    Employee Computer Loans                          875             1,038
    Notes Receivable                                  86                86
    Miscellaneous                                     42               192



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS             -               4,602
                                                  ------            ------

        TOTAL                                      3,401             8,527
                                                  ======            ======




                                                                           10

                 ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE V

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:    Complete the following schedule listing accounts
                 receivable from each associate company. Where the
                 service company has provided accommodation or
                 convenience payments for associate companies, a
                 separate listing of total payments for each associate
                 company by subaccount should be provided.
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                                                                            BALANCE AT      BALANCE AT
                                                                            BEGINNING        CLOSE OF
        DESCRIPTION                                                          OF YEAR          YEAR
        -----------                                                        ----------      ----------
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                                        890          1,039
    Alabama Power Company                                                    34,494         23,947
    Georgia Power Company                                                    55,327         36,390
    Gulf Power Company                                                        9,488          5,547
    Mississippi Power Company                                                14,243          5,594
    Savannah Electric and Power Company                                       5,903          5,992
    Southern Communications Services, Inc.                                      753          1,500
    Southern Development & Investment Group, Inc.                               505            662
    Southern Electric Generating Company                                        432            401
    Southern Electric International, Inc.*                                    1,196          1,356
    Southern Electric Railroad                                                   75             99
    Southern Nuclear Operating Company                                       10,020          8,656
    Southern Telecom Holding Company                                            -               23
    Southern Information Holding Company                                        -                1
    Trustee for SCS Pension                                                      13              1
                                                                            -------         ------

        TOTAL                                                               133,339         91,208
                                                                            =======         ======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                                       TOTAL
                                                                                        PAYMENTS

    The Southern Company                                                                       2,509
    Alabama Power Company                                                                      8,066
    Georgia Power Company                                                                    134,892
    Gulf Power Company                                                                        24,274
    Mississippi Power Company                                                                 20,145
    Savannah Electric and Power Company                                                       56,258
    Southern Communications Services, Inc.                                                       190
    Southern Development & Investment Group, Inc.                                                217
    Southern Electric Generating Company                                                         237
    Southern Electric International, Inc.*                                                       986
    Southern Electric Railroad                                                                   -
    Southern Nuclear Operating Company                                                           476
    Trustee for SCS Pension                                                                      -
                                                                                            --------


The major portion of the above expenses consists of the Integrated System Power
Pool transactions, transactions relating to the System Pension Plan, transactions relating to the Employee Savings Plan and transactions relating to the Employee Stock Ownership Plan.

        TOTAL PAYMENTS                                                                                    248,250

* The name of Southern Electric International, Inc. was changed to Southern
 Energy, Inc. in October of 1996.  For purposes of this report, the name
 Southern Electric International, Inc. (SEI) has been used.






                                                                             11

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE VI

                        FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:            Report the amount of labor and expenses incurred with
                         respect to fuel stock expenses during the year and
                         indicate amount attributable to each associate company.
                         Under the section headed "Summary" listed below give an
                         overall report of the fuel functions performed by the
                         service company.
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        DESCRIPTION                                    LABOR           EXPENSES           TOTAL
        -----------                                    -----           --------           -----

ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                                       3,686               2,524            6,210

Total amount billed during current year as follows:

Associated Companies

    The Southern Company                                     (3)                (2)              (5)
    Alabama Power Company                                (1,154)              (823)          (1,977)
    Georgia Power Company                                (1,508)              (947)          (2,455)
    Gulf Power Company                                     (264)              (172)            (436)
    Mississippi Power Company                              (385)              (227)            (612)
    Savannah Electric and Power Company                     (74)               (51)            (125)
    Southern Electric Generating Company                    (61)               (46)            (107)
    Southern Electric International, Inc.                  (166)              (199)            (365)
    Southern Electric Railroad                              (69)               (56)            (125)
                                                         ------             ------           ------

        Subtotal                                         (3,684)            (2,523)          (6,207)
                                                         ------             ------           ------

    Nonassociated Companies                                  (2)                (1)              (3)


        TOTAL                                                 0                   0               0
                                                         ======              ======          ======

( ) Denotes red figure.

SUMMARY: Fuel services performed by the service company consists of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company.

                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                     For the Year Ended December 31, 1996

                                            (Thousands of Dollars)


                                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED




INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        DESCRIPTION                             LABOR       EXPENSES      TOTAL
        -----------                             -----       --------      -----

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:     Provide detail of items in this account.  Items less than
                  $10,000 may be grouped, showing the number of items in each group.

                                                 BALANCE AT         BALANCE AT
                                                 BEGINNING           CLOSE OF
        DESCRIPTION                               OF YEAR              YEAR
        -----------                              ----------         -----------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
        ACCRUED ASSETS - INTEREST RECEIVABLE -
        TEMPORARY CASH INVESTMENTS                       -               65

                                                                           14
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE IX

                          MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:    Provide detail of items in this account.  Items less than
                 $10,000 may be grouped, showing the number of items in each class.

                                                 BALANCE AT       BALANCE AT
                                                 BEGINNING         CLOSE OF
        DESCRIPTION                               OF YEAR            YEAR
        -----------                              ----------       -----------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Deposit for Georgia Sales and Use Tax           26                 26

    Wilsonville Clean-up                         1,619                141

    Payroll Taxes                                   13                -

    Executive Stock Option Taxes                     4                  5

    Retire Capital Items                            19                 20

    Architectural Fees                             560                -

    Unamortized Leasehold - Bldg. 66             3,029              2,752

    Sundry Delayed Clearance                     2,406              2,774

    Power Marketing Trading Floor                  -                1,025
                                                ------             ------


    Total                                        7,676              6,743
                                                ======             ======

                                                                           15
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:    Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

        DESCRIPTION                                                   AMOUNT
        -----------                                                   ------
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                  EXPENDITURES                                         32,871

Total amount billed/incurred during current year as follows:

Government Projects:
    Clean Coal Technology Projects:
        Yates CT-121 Project                                             (196)
        Hammond Wall Fired Project                                        478
        Crist SCR Project                                                (315)

    Other Government Projects:
        Hot Gas Cleanup Project                                       (24,161)
        Westinghouse AP600 Design Certification                           (56)
        Generic NOx Control Intelligent System                           (108)
        Westinghouse 1st of Kind Engineering (FOAKE)                   (1,559)

ERPI Projects:
    GNOCIS Demonstration                                                  (39)
    RE&A EPRI Contracts                                                (1,154)
    Advanced End-Use Technologies                                         (86)
    EPRI Bioremediation Project                                          (123)
    EPRI Bulk Trans. System Reliability                                  (144)

Associate Companies:
    Air Quality Studies                                                  (105)
    Combustion & Fuel Effects                                            (637)
    Research Administration                                              (518)
    Flue Gas Treatment                                                   (433)
    Power Delivery Research                                               (57)
    Advanced End-Use Technology Research                               (1,221)
    Particulate Control Studies                                          (425)
    Advanced Energy Systems                                            (1,500)
    Thermal & Fluid Sciences                                             (389)
    R&D Tech Econ Assessments                                            (117)
    Lead Test Assembly                                                     (6)
                                                                     --------

TOTAL AMOUNT BILLED/INCURRED                                          (32,871)

        TOTAL                                                               0

( ) Denotes red figure.

                                                                           16
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL

                             NUMBER OF      PAR OR STATED     OUTSTANDING
ACCOUNT                       SHARES          VALUE            CLOSE
NUMBER   CLASS OF STOCK      AUTHORIZED      PER SHARE        OF PERIOD
------   --------------     -----------    ------------      ------------
201       COMMON STOCK                                        NO. OF SHARES
           ISSUED            17,000          50.00            14,500

                                                             TOTAL AMOUNT
                                                                 725

INSTRUCTIONS:    Classify amounts in each account with brief explanation,
                 disclosing the general nature of transactions which gave rise to the reported amounts.

DESCRIPTION                                             AMOUNT
-----------                                             ------
ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                 150

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                -

TOTAL                                                     150

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                               BALANCE AT     NET INCOME             BALANCE AT
                               BEGINNING          OR      DIVIDENDS    CLOSE
DESCRIPTION                     OF YEAR         (LOSS)      PAID      OF YEAR
-----------                    ---------      --------    --------   ---------
ACCOUNT 216
   UNAPPROPRIATED RETAINED
   EARNINGS                          -            -            -             -

TOTAL                                -            -            -             -

                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                   For the Year Ended December 31, 1996

                                        (Thousands of Dollars)

                                        SCHEDULE XII - LONG-TERM DEBT



INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.
               Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and  outstanding.




                      TERMS OF OBLIG        DATE                              BALANCE AT                                BALANCE AT
                      CLASS & SERIES         OF        INTEREST    AMOUNT     BEGINNING                    1/             CLOSE
NAME OF CREDITOR      OF OBLIGATION       MATURITY       RATE     UTHORIZED    OF YEAR      ADDITIONS     DEDUCTIONS      OF YEAR
----------------      --------------      --------     --------   ---------   ----------    ---------     ----------     --------


ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              COMPANIES:

NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
  Notes Payable
CIBC, Inc.                               09/09/1997      4.94     15,000      15,000           -         15,000            -
                                                                  ------      ------      --------       -------      ------
    Subtotal                                                      15,000      15,000           -         15,000           -
                                                                  ------      ------      --------       ------       -----

OTHER LONG-TERM DEBT:
  CAPITAL LEASE OBLIGATION
Beacon Properties                        02/01/2011      9.25      7,225       5,689           -            204        5,485
Beacon Properties                        02/01/2011     13.00     41,551      42,761           -            588       42,173
                                                                  ------      ------     ---------     --------       ------
    Subtotal                                                      48,776      48,450           -            792       47,658
                                                                  ------      ------     ---------     --------       ------

TOTAL                                                             63,776      63,450           -         15,792       47,658
                                                                  ======      ======     =========      =======       ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:  CIBC - Deductions of $15,000,000.00 transferred to current maturities.  Beacon
                                          Properties (Formerly Taylor & Mathis)  - Deductions of $791,657.21 transferred to current maturities.



18
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT   BALANCE AT
                                                        BEGINNING    CLOSE OF
        DESCRIPTION                                     OF YEAR        YEAR
        -----------                                     --------     ---------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                    5,890           -
                                                           ------       -----
        TOTAL                                               5,890           -
                                                           ======       =====

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                      -             -
    Alabama Power Company                                  29,554        22,818
    Georgia Power Company                                   4,175         1,761
    Gulf Power Company                                      1,362         1,221
    Mississippi Power Company                                 268           270
    Savannah Electric and Power Company                        15            22
    Southern Electric Generating Company                       38           -
    Southern Electric International, Inc.                     967           967
    Southern Communications Services, Inc.                    -             373
    Southern Nuclear Operating Company                      5,936         5,712
    Southern Development & Investment Group                   348           448
                                                           ------        ------
        TOTAL                                              42,663        33,592
                                                           ======        ======

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay                                          22,410        20,621
    Vacation Clearing Account                              16,727        16,175
    Accrued Labor & Related Overheads                       2,924         4,174
    Employee Group Insurance Premiums                       1,234           704
    Early Retirement Benefits                               1,594         1,374
    Productivity Improvement Program                       12,447        11,926
    Accumulated Provision for Major Overhaul
        of Aircraft                                         1,416         1,214
    Supplemental Pensions and Benefits                        645           731
    Department of Energy                                      262           (75)
    Flex and Save Benefits                                  1,248         1,658
    Post Employment Benefits                                   66            66
    Severance Pay                                           2,864         8,107
    Metro Life Advance-Current                                 56           176



(Continued on Page 18A)

                                                                           18A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (Continued)



                                                      BALANCE AT     BALANCE AT
                                                       BEGINNING      CLOSE OF
        DESCRIPTION                                    OF YEAR         YEAR
        -----------                                    -------        --------

    Associate Companies - ESP                               (7)         (761)
    APCO - U.S. Savings Bond Withholdings                  108           -
    Commitment Fees - Credit Lines                          80            71
    Accrued Bank Fees                                      149           136
    APCO - Supplemental Life Ins. - Pension                (24)          (66)
    GPCO - Charitable Contributions
      Withholdings                                          12           -
    SCS - Employee Savings Plan                           (213)          567
    MPCO - Contributory Life Ins. Withholdings
      - Pension                                             12            12
    MPCO - Medical Withholdings                            116          (565)
    APCO - Contributory Life Withholdings                   (4)           13
    APCO - Personal Auto Maintenance                       -              23
    SCS - U.S. Savings Bonds Withholdings                   52            94
    GPCO - Contributory Life Withholdings
      - Pension                                              5            17
    SCS - GPCO-Efficiency Store Withholdings                 1            12
    GUPCO - Medical Withholdings                           -             667
    MPCO - Contributory Life Withholdings                  -             422
    MPCO - Medical Withholdings-Pension                     (3)          (12)
    Funds Dist-Holders SE P&L Corp.                          8            13
    Miscellaneous (69 Beginning)(78 Ending)                134            37
                                                        ------        ------


        TOTAL                                           64,272        67,731
                                                        ======        ======

                                                                           19
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General

    Southern Company Services, Inc.(the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

    The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, and to that company's subsidiaries, as further discussed in Note 2.

    The financial statements are prepared in conformity with generally accepted accounting principles which requires the use of estimates. The actual results may differ from those estimates.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value.

    Income Taxes

    The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

    Property, Equipment, and Depreciation and Amortization

    Property and equipment, including any interest capitalized during construction, are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

                                                                          19A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.


2.      SERVICE AGREEMENTS

        The Southern Company and each of its operating subsidiaries (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric and Power Company), Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company), Southern Electric International, Inc. (a subsidiary of The Southern Company which designs, builds, owns, and operates power production facilities and provides a broad range of technical services to industrial companies and utilities in the United States and a number of international markets), Southern Development and Investment Group, Inc. (a subsidiary of The Southern Company which researches and develops new business opportunities), Southern Nuclear Operating Company (a subsidiary of The Southern Company which provides services to the Southern electric system nuclear power plants), Southern Electric Railroad Company (a subsidiary of The Southern Company, which provides railroad services to the operating subsidiaries) and Southern Communications Services, Inc. (a subsidiary of The Southern Company, which provides wireless communications services to the operating subsidiaries and their customers) have entered into agreements with the Company under which the Company renders the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of operating subsidiaries, power pool operations. The agreements shall be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

                                                                           19B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


3.      RETIREMENT BENEFITS

        Pension Costs

        The Company has a defined benefit, trusteed, noncontributory pension plan which covers substantially all regular employees. The Company uses the "entry age normal method with frozen initial liability" actuarial method for funding purposes, subject to limitations under federal income tax regulations. Amounts funded to the pension trusts are primarily invested in equity and fixed-income securities. Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," requires use of the "projected unit credit" actuarial method for financial reporting purposes.

        Other Postretirement Benefits

        The Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits when they retire. Trusts are funded to the extent deductible under federal income tax regulations. Amounts funded are primarily invested in debt and equity securities.

        Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" requires that medical care and life insurance benefits for retired employees be accounted for on an accrual basis, using a specified actuarial method, "benefit/years-of-service."

        Funded Status and Cost of Benefits

        The following tables show actuarial results and assumptions for pension and post retirement insurance benefits as computed under the requirements of FASB Statement Nos. 87 and 106, respectively. The funded status of the plans at December 31 was as follows:

                                                                         19C

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

                                                           Pension
                                                  1996            1995
                                               -----------------------------
  Actuarial present value of
    benefit obligations:
      Vested benefits                           208,808         172,643
      Non-vested benefits                        16,361          12,308
                                               --------        --------

  Accumulated benefit obligation                225,169         184,951
  Additional amounts related to
    projected salary increases                  104,606          86,455
                                               --------        --------

  Projected benefit obligation                  329,775         271,406
  Less:
    Fair value of plan assets                   479,484         376,547
    Unrecognized net gain                      (151,659)       (121,438)
    Unrecognized prior service cost              13,194           5,303
    Unrecognized net transition asset           (12,664)        (13,970)
                                              ---------       ---------

  Accrued liability recognized
    in the balance sheets                         1,420          24,964
                                               ========        ========


                                                Postretirement Benefits
                                                1996               1995
                                                -----------------------

  Actuarial present value of
    benefit obligation:
      Retirees and Dependents                    29,321          28,054
      Employees eligible to retire                5,480           3,869
      Other employees                            39,655          40,413
                                                -------         -------
  Accumulated benefit obligations                74,456          72,336
  Less:
    Fair value of plan assets                    18,674          16,656
    Unrecognized net loss (gain)                  2,849           3,464
    Unrecognized transition obligation            6,575           9,807
                                                -------         -------
  Accrued liability recognized in the
    balance sheets                               46,358          42,409
                                                 ======          ======

                                                                           19D

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:       The space below is provided for important notes
                    regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        The weighted average rates assumed in the actuarial calculations were:

                                                       1996             1995
                                                       ----             ----

        Discount                                       7.75%            7.25%
        Annual salary increase                         5.25%            4.75%
        Long-term return on plan assets                8.5%             8.5%


        An additional assumption used in measuring the accumulated postretirement medical benefit obligation was a weighted average medical care cost trend rate of 9.25 percent for 1996 decreasing gradually to
        5.75 percent through the year 2005 and remaining at that level thereafter. An annual increase in the assumed medical care cost trend rate of 1 percent would increase the accumulated medical benefit obligation at December 31, 1996, by $5.9 million and the aggregate of the service and interest cost components of the net retiree medical cost by $0.6 million.

                                                                         19E

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:      The space below is provided for important notes
                   regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Components of the plans net costs are shown below:

                                                             Pension
                                                      1996             1995
                                                      ----------------------

        Benefits earned during the year               12,538          8,878
        Interest cost on projected
          benefit obligation                          18,031         17,484
        Actual (return) loss on plan assets          (44,746)       (70,331)
        Net amortization and deferral                  2,613         40,828
                                                     -------        -------

        Net pension income                           (11,564)        (3,141)
                                                     =======         ======


                                                       Postretirement Benefits
                                                          1996         1995
                                                       ------------------------


        Benefits earned during the year                 2,216           2,441
        Interest cost on accumulated
          benefit obligation                            5,134           5,158
        Amortization of transition obligation             405           1,317
        Actual (return) loss on plan assets            (2,015)         (3,230)
        Net amortization and deferral                     849           2,021
                                                       ------          ------

          Net postretirement costs                      6,589           7,707
                                                        =====           =====


Work Force Reduction Programs

  The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $20 million and $1 million for 1996 and 1995, respectively. These costs were charged to income.

                                                                           19F
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


4.      LONG-TERM OPERATING LEASES

        The Company leases various facilities and equipment under noncancelable operating lease arrangements. Rental expense under all operating leases was approximately $23,254,000 and $12,800,000 in 1996 and 1995, respectively. Future minimum lease payments under these noncancelable operating leases as of December 31, 1996 are as follows:

            1997                        30,144
            1998                        26,785
            1999                        19,329
            2000                         8,290
            2001                         6,275
            Thereafter                  37,095
                                       -------
              Total                    127,918

5.    LONG-TERM DEBT AND NOTES PAYABLE - OTHER

      Details of long-term debt and notes payable - other at December 31 are as follows:
                                                    1996             1995
                                                   ------            -----
                                                       (In Thousands)
        Long-term debt
           Notes payable:
               4.62% due 1996                           -                10,000
               4.94% due 1997                        15,000              15,000
                                                   --------            --------

                                                     15,000              25,000
                                                   --------            --------

               Less Current Maturities              (15,000)            (10,000)
                                                   --------            --------

                                                        -                15,000
                                                   --------            --------
           Capitalized lease obligations:
               9 1/4% building lease                  5,689               5,874
               13% building lease                    42,761              43,174
                                                   --------            --------

                                                     48,450              49,048
                                                   --------            --------

               Less Current Maturities                 (792)               (598)
                                                   --------            --------

                                                     47,658              48,450
                                                   --------            --------

           Total long-term debt                      47,658              63,450
                                                    =======             =======

                                                                          19G
                  ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        The Southern Company has guaranteed the payment of the above notes and the rental payments relating to the 13% building lease.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 1996 are as follows:

                            (In Thousands)

               1997                        15,792
               1998                         1,011
               1999                         1,259
               2000                         1,542
               2001                         1,862
               Thereafter                  41,984
                                           ------
                 Total                     63,450
                                           ======
        Assets acquired under capital leases are recorded in the Company's balance sheets as office building. The net book value of assets acquired under capitalized leases was approximately $26,688,179 and $28,572,000 at December 31, 1996 and 1995, respectively.

        In January 1994, Southern Company Services, Inc. sold to Orchard L.L.C. the office building located at 800 Shades Creek Parkway in Birmingham. The Company at that time entered into a four year operating lease with Orchard.

        Financial Instruments

        In accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," all financial instruments of the Company - for which the carrying amount does not approximate fair value - are shown in the table below as of December 31:



                                                    Long-Term Debt
                                            Carrying                  Fair
                                            Amount                    Value
                                            -------                   ------
                                                   (In Millions)

               1996                         15.0                      14.9
               1995                         25.0                      24.8

        The fair values for long-term debt were based on closing prices of comparable instruments.

6.      PURCHASE COMMITMENTS

        The Company has purchase commitments for computer hardware and software. At December 31, 1996, future expenditures for these commitments are estimated to be approximately $3,600,000 in 1997.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                   SCHEDULE XV

                               STATEMENT OF INCOME


ACCOUNT        DESCRIPTION                                 CURRENT YEAR         PRIOR YEAR
--------       -----------                                 -------------        ----------

        INCOME

 457          Services rendered to associate companies         506,928           378,677
 458          Services rendered to nonassociate
                  companies                                     31,893            70,665
 421          Miscellaneous income or loss                       3,179             2,890
                                                               -------           -------

                     Total Income                              542,000           452,232
                                                               -------           -------

        EXPENSE

 920          Salaries and wages                               230,023           181,613
 921          Office supplies and expenses                      66,950            62,037
 922          Administrative expense transferred-
                  credit                                           -                 -
 923          Outside services employed                        115,690           107,105
 924          Property insurance                                   748             1,139
 925          Injuries and damages                                 101               269
 926          Employee pensions and benefits                    22,029            20,340
 928          Regulatory commission expense                        606                69
 930.1        General advertising expenses                         -                 -
 930.2        Miscellaneous general expenses                    20,696            10,854
 931          Rents  23,254                                     12,807
 932          Maintenance of structures and
                  equipment                                     22,118            16,520
 403          Depreciation and amortization expense             16,922            17,971
 408          Taxes other than income taxes                     15,176            13,229
 409          Income taxes                                          80                95
 410          Provision for deferred income taxes                  -                 -
 411          Provision for deferred income taxes -
                  credit                                           -                 -
 411.5        Investment tax credit                                -                 -
 426.1        Donations                                          1,014               661
 426.5        Other deductions                                     -                 -
 427          Interest on long-term debt                         6,296             6,630
 430          Interest on debt to associate companies              231               149
 431          Other interest expense                                66               744
                                                               -------           -------

                       Total Expense                           542,000           452,232
                                                               -------           -------

                       Net Income or (Loss)                          -                 -
                                                               =======           =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457


                                                     DIRECT        INDIRECT       COMPENSAT'N        TOTAL
                                                     COSTS         COSTS          FOR USE            AMOUNT
NAME OF ASSOCIATE COMPANY                            CHARGED       CHARGED        OF CAPITAL         BILLED
-------------------------                            -------       -------        -----------        -------
                                                      457-1          457-2          457-3

The Southern Company                                    7,042          1,677            177             8,896

Alabama Power Company                                 100,705         28,792          1,683           131,180

Georgia Power Company                                 145,840         41,317          3,111           190,268

Gulf Power Company                                     26,416          6,949            353            33,718

Mississippi Power Company                              26,621          7,873            358            34,852

Savannah Electric & Power
  Company                                               9,008          1,926            129            11,063

Southern Electric Generating
  Company                                               1,006            376             10             1,392

Southern Electric International,
  Inc.                                                  6,667          2,430            136             9,233

Southern Development and
  Investment Group, Inc.                                5,808          2,206             92             8,106

Southern Nuclear Operating
  Company                                              48,769         16,484            434            65,687

Southern Communication Services                        10,437          1,689             87            12,213

Southern Electric Railroad                                194            100              1               295

Southern Information Holding Co.                          -                1            -                   1

Southern Telecommunications
  Holding Co.                                              12             12            -                  24
                                                     --------       --------         ------          --------


          TOTAL                                       388,525        111,832          6,571           506,928
                                                      =======        =======          =====           =======

                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                   For the Year Ended December 31, 1996

                                              (Thousands of Dollars)

                                             ANALYSIS OF BILLING
                                              NONASSOCIATE COMPANIES
                                                  ACCOUNT 458

                                           DIRECT       INDIRECT     COMPENSATION                        EXCESS            TOTAL
                                           COSTS         COSTS         FOR USE            TOTAL            OR              AMOUNT
NAME OF NONASSOCIATE COMPANY              CHARGED       CHARGED       OF CAPITAL          COST         DEFICIENCY          BILLED
----------------------------              -------       -------      --------------       -----        ----------          ------
                                           458-1         458-2          458-3                            458-4

Department of Energy (DOE)                 $18,367        $1,998          $ 15          $20,380            $ 0             $20,380
Electric Power Research Institute            4,934           536             4            5,474              0               5,474
Westinghouse                                 1,456           158             1            1,615              0               1,615
MindSpring                                      60             6             0               66              0                  66
AT&T                                            15             2             0               17              0                  17
Delta Com                                       29             3             0               32              0                  32
Alcoa                                           24             3             0               27              0                  27
MPX Systems                                     38             4             0               42              0                  42
Interstate Fibernet                             58             6             0               64              0                  64
Bankers Trust Company (Southern
  System Master Retirement Trust)              495            54             0              549              0                 549
VEBA-Alabama Power                               6             1             0                7              0                   7
Geothermal Heat Pump Consortium                  5             1             0                6              0                   6
Fleet Credit Corporation                        15             2             0               17              0                  17
Powerco Federal Credit Union                    27             3             0               30              0                  30
Florida Power & Light Co./Jacksonville
  Electric Authority/
  City of Tallahassee/FPC                    1,802           196             1            1,999              0               1,999
Oglethorpe Power Corporation                 1,208           131             1            1,340              0               1,340
Southeastern Electric Reliability
  Council                                       32             3             0               35              0                  35
Nonassociated Labor Accrual                    162            18             0              180              0                 180
Other (13 items less than $5,000)               12             1             0               13              0                  13
                                           -------        ------           ---          -------           ---         -----------

     TOTAL                                 $28,745        $3,126           $22          $31,893             $0             $31,893
                                           =======        ======           ===          =======             ==             =======

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:
  Department of Energy (DOE) - Contract services concerning clean coal technology; hot gas cleanup project, including construction of pilot test facility. Electric Power Research Institute - GNOCIS demonstrations, ash in agriculture and land reclamation; burner balancing; multimedia diesel clean-up at CT; Manages version 2.0 software enhancement; electrokinetic remediation;
  fine particulates and air toxic control; pinch study; arsenic remediation;
  advanced end-use technologies; bioremediation project; and bulk transmission system reliability evaluation.
  Westinghouse - Subcontracts for the research and design of components of nuclear reactors.
  MindSpring, AT&T, MPX Systems, Interstate Fibernet, and Delta Com -
  Telecommunication services related to fiber optics. Alcoa - Purchase of fiber optic cable. Bankers Trust Co. (Southern System Master Retirement Trust) -
  Trustee services provided by Bankers for Southern Company Master Retirement
  Trust. VEBA - Alabama Power - Short-term and Financial Services provided to
  Voluntary Employee Benefits Association. Geothermal Heat Pump Consortium -
  Geothermal Heat Pump Study. Fleet Credit Corporation - Financial services -
  Capital replacement services. Powerco Federal Credit Union - Telephone equipment and other resource usage. Oglethorpe Power - Operating and Planning
  Services (OPS) scheduling fees. FP&L, FPC, JEA, and City of Tallahassee - Unit
  Power Sales (UPS) agreements. Southeastern Electric Reliability Council -
  Occupancy and other related services.


                        ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                              For the Year Ended December 31, 1996
                                         (Thousands of Dollars)

                                         SCHEDULE XVI
                                  ANALYSIS OF CHARGES FOR SERVICE
                                   ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
( ) Denotes red figure.

                                    ASSOCIATE COMPANY CHARGES         NONASSOCIATE COMPANY CHARGES    TOTAL CHARGES FOR SERVICE
                                    DIRECT     INDIRECT              DIRECT     INDIRECT               DIRECT    INDIRECT
DESCRIPTION OF ITEMS                 COST        COST     TOTAL       COST        COST        TOTAL     COST       COST      TOTAL
--------------------                --------   --------   -----      --------   --------      -----    ------    --------    -----


920   SALARIES AND WAGES           $191,781    $31,680  $223,461    $ 6,224     $   338     $ 6,562    $198,005   $32,018  $230,023
921   OFFICE SUPPLIES & EXPENSES     51,180     10,414    61,594      5,327          29       5,356      56,507    10,443    66,950
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT               -          -         -          -           -           -           -         -         -
923   OUTSIDE SERVICES EMPLOYED      94,776      7,267   102,043     13,640           7      13,647     108,416     7,274   115,690
924   PROPERTY INSURANCE                346        289       635        112           1         113         458       290       748
925   INJURIES AND DAMAGES                6         95       101        -           -           -             6        95       101
926   EMPLOYEE PENSIONS
       & BENEFITS                     1,770     19,859    21,629        -           400         400       1,770    20,259    22,029
928   REGULATORY COMMISSION
       EXPENSE                          606        -         606        -           -           -           606       -         606
930.1 GENERAL ADVERTISING
       EXPENSES                         -          -         -          -           -           -           -         -         -
930.2 MISCELLANEOUS GENERAL
       EXPENSES                      13,989       1,681   15,670      3,364       1,662       5,026      17,353     3,343    20,696
931   RENTS                          12,881     10,245    23,126         30          98         128      12,911    10,343    23,254
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT                 15,618      6,417    22,035         39          44          83      15,657     6,461    22,118
403   DEPRECIATION & AMORTIZATION
       EXPENSE                        6,761     10,035    16,796          9         117         126       6,770    10,152    16,922
408   TAXES OTHER THAN INCOME
       TAXES                          1,551     13,195    14,746        -           430         430       1,551    13,625    15,176
409   INCOME TAXES                      -           80        80        -           -           -           -          80        80
410   PROVISION FOR DEFERRED
       INCOME TAXES                     -          -         -          -           -           -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT              -          -         -          -           -           -           -         -         -
411.5 INVESTMENT TAX CREDIT             -          -         -          -           -           -           -         -         -
426.1 DONATIONS                         439        575     1,014        -           -           -           439       575     1,014
                                    -------    -------   -------     ------       -----      ------     -------   -------   -------
        SUBTOTAL EXPENSES =         391,704    111,832   503,536     28,745       3,126      31,871     420,449   114,958   535,407

                                                                           23A


                             ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                     For the Year Ended December 31, 1996
                                                (Thousands of Dollars)

                                                SCHEDULE XVI
                                        ANALYSIS OF CHARGES FOR SERVICE
                                     ASSOCIATE AND NONASSOCIATE COMPANIES

                                   ASSOCIATE COMPANY CHARGES          NONASSOCIATE COMPANY CHARGES        TOTAL CHARGES FOR SERVICE
                                   DIRECT      INDIRECT                DIRECT    INDIRECT               DIRECT    INDIRECT
DESCRIPTION OF ITEMS                COST        COST       TOTAL       COST       COST        TOTAL     COST       COST      TOTAL
--------------------               --------   -----------  -----      --------  ---------     -----    ------    --------    -----

427  INTEREST ON LONG-TERM DEBT       -          -         6,274        -          -            22         -         -       6,296
430  INTEREST ON DEBT TO
      ASSOCIATE COMPANIES             -          -           231        -          -            -          -         -         231
431  OTHER INTEREST EXPENSE           -          -            66        -          -            -          -         -          66
                                  -------   --------    --------    -------     ------     -------     --------  -------   -------
       TOTAL EXPENSES =           391,704    111,832     510,107     28,745      3,126      31,893     420,449   114,958   542,000
421  MISCELLANEOUS GAIN            (3,179)         -      (3,179)         -        -            -       (3,179)      -      (3,179)
                                 --------   --------    --------    --------    ------     -------    --------  --------  --------
       TOTAL COST OF SERVICE =   $388,525   $111,832    $506,928    $28,745     $3,126     $31,893    $417,270  $114,958  $538,821
                                 ========   ========    ========    =======     ======     =======    ========  ========  ========

                                                                          24


                                 ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                      For the Year Ended December 31, 1996
                                             (Thousands of Dollars)

                                                SCHEDULE XVII
                                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                                           DEPARTMENT OR SERVICE FUNCTION


INSTRUCTION:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
              Uniform System Account)
( ) Denotes red figure.

                         DEPARTMENT OR SERVICE FUNCTION

                                                                               Finance                      Human
                                            Total                               and       Governmental  Resources and   Information
DESCRIPTION OF ITEMS                        Amount   Engineering  Executive  Accounting      Affairs    Administration   Resources
--------------------                        ------   -----------  ---------  ----------   ------------  --------------   ----------

920    SALARIES AND WAGES                  $230,023  $ 51,515     $3,592      $15,411       $1,150       $21,342         $ 68,093
921    OFFICE SUPPLIES AND EXPENSES          66,950     8,324        521        1,762          555         4,204           39,325
923    OUTSIDE SERVICES EMPLOYED            115,690    20,476        840        5,573        1,182        10,760           54,578
924    PROPERTY INSURANCE                       748        62          3           24            1            31              102
925    INJURIES AND DAMAGES                     101        27        -              7          -               9               32
926    EMPLOYEE PENSIONS & BENEFITS          22,029     4,800        128        1,406           82         2,121            6,559
928    REGULATORY COMMISSION EXPENSE            606       -          -              2          -             -               -
930.2  MISCELLANEOUS GENERAL EXPENSES        20,696       383        369          914          463         9,051            7,315
931    RENTS                                 23,254     2,036        147          652           44         1,606           13,297
932    MAINTENANCE OF STRUCTURES & EQUIP     22,118     1,575        116          726           14           844           11,699
403    DEPRECIATION & AMORTIZATION
         EXPENSE                             16,922     2,758        159        1,196           47         1,049            7,606
408    TAXES OTHER THAN INCOME TAXES         15,176     3,621         68          987           42         1,451            5,386
409    INCOME TAXES                              80       -          -            -            -             -                -
426.1  DONATIONS                              1,014       -          328            3          179            22                2
427    INTEREST ON LONG-TERM DEBT             6,296       255        177          977            7           846            2,733
430    INTEREST ON DEBT TO ASSOCIATE CO.        231        31          2            9            1            16               86
431    OTHER INTEREST EXPENSE                    66       (59)        (3)         (18)           2           (23)            (138)
                                           --------  ---------   --------    ---------     --------     ---------       ----------
         TOTAL EXPENSES                     542,000    95,804      6,447       29,631        3,769        53,329          216,675
421    MISCELLANEOUS GAIN                    (3,179)     (186)       (84)        (384)         (49)         (691)            (818)


       TOTAL COSTS                         $538,821   $95,618      $6,363     $29,247       $3,720       $52,638         $215,857
                                           ========   =======      ======     =======       ======       =======         ========


                                                                            25

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996
                             (Thousands of Dollars)

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION

                         DEPARTMENT OR SERVICE FUNCTION


                             Planning                                  Research and
ACCOUNT      Internal     Market Research                   Public     Environmental     System       Administrative   External
NUMBER         Audit        and Support     Production    Relations       Affairs        Aircraft      and General     Affairs
-------      --------     ----------------  ----------    ---------    --------------   --------       -----------     --------

   920       $5,587           $4,722        $27,448          $2,101       $ 6,381        $2,774           $17,406       $2,501
   921          900              771          3,599            858         3,995           645               769          722
   923          281            2,059          5,175          1,586         7,600            29             2,745        2,806
   924            7                6             29              3           118             6               352            4
   925            2                2             10              1             3             1                 6            1
   926          543              426          2,334            197           557           298             2,365          213
   928          -                604            -              -             -             -                -             -
   930.2        278             (834)           453            137           375            89             1,654           49
   931          485              224          1,105            109           129            64             3,219          137
   932          141              157          1,246             60            80         3,644             1,652          164
   403          158              318          1,684            210           233         1,257                89          158
   408          384              315          1,720            134           404           197               322          145
   409          -                -              -              -             -             -                  80          -
   426.1        -                -              -              405           -             -                   9           66
   427          154              231            310             86            (1)          (28)              375          174
   430            2                2             18              3             3            56              -               2
   431            1               (5)           (39)            (5)           11          (105)              449           (2)
              -----        ---------     ----------      ---------    ----------       -------        ----------    ---------
Expenses      8,923            8,998         45,092          5,885        19,888         8,927            31,492        7,140
   421         (116)            (117)          (113)           (76)          (39)           (6)             (408)         (92)

TOTAL COSTS  $8,807          $ 8,881        $44,979         $5,809       $19,849        $8,921           $31,084       $7,046
             ======          =======        =======         ======       =======        ======           =======       ======


( ) Denotes red figure.



                                                                           26

                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                        For the Year Ended December 31, 1996

                                               (Thousands of Dollars)

                                          DEPARTMENTAL ANALYSIS OF SALARIES

                                                     ACCOUNT 920

                                               DEPARTMENTAL SALARY EXPENSE


NAME OF DEPARTMENT                                   INCLUDED IN AMOUNTS BILLED TO   PERSONNEL
------------------                      ------------------------------ -----------------------
Indicate each department    TOTAL       PARENT         OTHER              NON           END OF
or service function         AMOUNT      COMPANY      ASSOCIATES        ASSOCIATES        YEAR
                            ------      -------      ----------        ----------      ------


Engineering                 51,515          36           48,348           3,131          631

Executive                    3,592         612            2,980             -              6

Finance & Accounting        15,411         815           14,261             335          193

Governmental Affairs         1,150          21            1,129             -              9

Human Resources & Admin.    21,342          61           21,277               4          274

Information Resources       68,093          89           67,770             234        1,011

Internal Auditing            5,587         253            5,334             -             74

Planning Marketing
 Research & Support          4,722          14            4,707               1           54

Production                  27,448          35           27,079             334          312

Public Relations             2,101         485            1,616             -             31

Research & Environmental
 Affairs                     6,381         -              4,131           2,250           77

System Aircraft              2,774         311            2,463             -             45

External Affairs            17,406         545           16,861             -             41

Administrative & General     2,501         425            1,801             275          -
                           -------       -----          -------           -----        ---


      TOTAL                230,023       3,702          219,757           6,564        2,758
                           =======       =====          =======           =====        =====



( ) Denotes red figure.

                                                                           27

                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                        For the Year Ended December 31, 1996

                                               (Thousands of Dollars)

                                              OUTSIDE SERVICES EMPLOYED

                                                     ACCOUNT 923

INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one
                   payee and included within one subaccount is less than
                   $100,000, only the aggregate number and amount of all
                   such payments included within the subaccount need be
                   shown. Provide a subtotal for each type of service.



                                                                     RELATIONSHIP
                                                                     "A"=ASSOCIATE
                                     DESCRIPTION OF                  "NA"= NON
FROM WHOM PURCHASED                  LARGEST INVOICE                  ASSOCIATE         AMOUNT
-------------------                  ---------------                 -------------     -------
Legal Services
Balch & Bingham                      Legal Services                     NA            2,865
Edison Electric Institute            Industry Initiative                NA              108
Troutman, Sanders                    Legal Services                     NA            2,685


Twenty-One Other Items (less
    than $100,000 paid to other
    than Associate Cos.)             Aggregate                          NA              519
                                                                                     ------
                                                                                      6,177

Auditing Service
Arthur Andersen LLP                  Audit Services                     NA              692
Deloitte&Touche Consulting           Consulting Services (Credit)       NA             (160)

One Other Items (less
    than $100,000 paid to other
    than Associate Cos.)             Aggregate                          NA                2
                                                                                     ------
                                                                                        534

(Continued on Page 27A)


                                                                          27A


                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                    For the Year Ended December 31, 1996

                                           (Thousands of Dollars)

                                          OUTSIDE SERVICES EMPLOYED

                                                 ACCOUNT 923

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one
                  payee and included within one subaccount is less than
                  $100,000, only the aggregate number and amount of all
                  such payments included within the subaccount need be
                  shown. Provide a subtotal for each type of service.



                                                                       RELATIONSHIP
                                                                      "A"=ASSOCIATE
                                 DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED              LARGEST INVOICE                        ASSOCIATE          AMOUNT
-------------------              ---------------                       -------------       ------

Engineering Services
ABB C-E Services, Inc.           Engineering Services                         NA            145
ADECCO Services                  Engineering, Personnel Serv.                 NA            227
Alabama Power Company            Contract Engineering Serv.                   A             649
BE&K Engineering Co.             Contract Engineering Serv.                   NA          4,484
Bechtel Power Corp.              Contract Engineers-Constructors              NA          4,467
Comprehensive Computer
  Consulting, Inc.               Contract Programming                         NA            107
Cowin Equip. Co., Inc.           Engineering Services                         NA            171
Industrial Filter&Pump Mfg.      Power Systems Development-DOE                NA            249
Radian Corporation               Engineering Services                         NA            410
Rust International Corp.         Labor Broker Agreement                       NA            186
Shook & Fletcher
  Insulation Co.                 Power Systems Development-DOE                NA            354
Southern Research Institute      Power Systems Development-DOE                NA            589
Steel City Erection & Crane      Power Systems Development-DOE                NA            223
Treco Construction Services      Power Systems Development-DOE                NA          5,458
Warren Environment, Inc.         Power Systems Development-DOE                NA            121
Westinghouse Electric Corp.      Contract Engineering Serv.                   NA            190


One Hundred Twenty-Seven Other Items
    (less than $100,000 paid to other
    than Associate Cos.)         Aggregate                                                  369
                                                                                          -----

                                                                                          18,399
                                                                                          ------

(Continued on Page 27B)

                                                                           27B


                             ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                    For the Year Ended December 31, 1996

                                            (Thousands of Dollars)

                                           OUTSIDE SERVICES EMPLOYED

                                                 ACCOUNT 923


INSTRUCTIONS:       Provide a breakdown by subaccount of outside services
                    employed. If the aggregate amounts paid to any one
                    payee and included within one subaccount is less than
                    $100,000, only the aggregate number and amount of all
                    such payments included within the subaccount need be
                    shown. Provide a subtotal for each type of service.



                                                                        RELATIONSHIP
                                                                        "A"=ASSOCIATE
                                          DESCRIPTION OF                "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                ASSOCIATE           AMOUNT
------------------                        ---------------               ------------         ------

Other Services

Acme Printing, Co.                        Publication Services                   NA            200
Adia Services, Inc.                       On-site Clerical Serv.                 NA          2,372
ADP Proxy Services                        Mailing Services                       NA            188
Aerotek, Inc.                             Radio Services                         NA            216
Alabama Power Company                     Contract Services                      A           9,330
Alabama Staff                             Contract Personnel Serv.               NA            200
America's Registry, Inc.                  Systems Development                    NA          1,051
Andersen Consulting LLP                   Consulting Services                    NA         27,936
Anderson Lithograph                       Publication Services                   NA            700
Aon Consulting                            Consulting Services                    NA            121
Application Tech. Serv.                   System Consulting Services             NA            454
Arko Executive Serv., Inc.                Security Services                      NA            234
Arthur Andersen LLP                       Consulting Services                    NA            280
AT&T                                      Project Services                       NA            200
Bowne of Atlanta, Inc.                    Mail Services                          NA            265
Cambio Networks, Inc.                     Contract Services                      NA            235
Charles River Assoc. Incor                Environmental Study                    NA            265
Comdisco Disaster Recovery
  Services                                Disaster Recovery Services             NA            114
Comms People, Inc.                        Contract Services                      NA            452
Comprehensive Computer
  Consulting                              Contract Consulting                    NA          5,054
Computer Associated
  International                           Contract Services                      NA            319
Dataplex Corporation                      Microfiche Production                  NA            353
Deloitte&Touche Consulting                Consulting Services                    NA            885
Dewey Ballantine                          Consulting Services                    NA            166
Drake Beam Morin, Inc.                    Personnel Services                     NA            475



(Continued on page 27C)


                                                                          27C


                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                     For the Year Ended December 31, 1996

                                            (Thousands of Dollars)

                                           OUTSIDE SERVICES EMPLOYED

                                                  ACCOUNT 923


INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one
                  payee and included within one subaccount is less than
                  $100,000, only the aggregate number and amount of all
                  such payments included within the subaccount need be
                  shown. Provide a subtotal for each type of service.


                                                                         RELATIONSHIP
                                                                         "A"=ASSOCIATE
                                          DESCRIPTION OF                 "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                 ASSOCIATE         AMOUNT
-------------------                       --------------                 ------------      ------

Electric Pwr. Research Inst.              Industry Studies                     NA            806
Elrick & Lavidge, Inc.                    Survey Services                      NA            470
Engineering Planning &
     Management                           Consulting Services                  NA            292
Ernst & Young                             Consulting Services                  NA            147
First Union National Bank                 Banking Services                     NA            437
Form Maker Software, Inc.                 Software Services                    NA            759
Georgia Power Company                     Project Support                      A           4,209
Gift Certificate Center                   Personnel Services                   NA            199
Griffith & Rogers                         Governmental Affairs                 NA            226
Gulf Power Company                        Project Support                      A           2,415
Hewitt Associates                         Personnel Services                   NA          3,879
Hogan & Hartson                           Consulting Services                  NA            122
Huthwaite, Inc.                           Consulting Services                  NA            100
Infodesign Group, Inc.                    Training Services                    NA            123
J. P. Morgan Securities,Inc.              Financial Services                   NA            196
James W. Rock                             Consulting Services                  NA            103
Kercheval Engineers                       Microwave Consulting                 NA            211
Lehman Brothers                           Financial Services                   NA            129
Magi-Ware, Inc.                           Programming Services                 NA            107
Marketing & Planning Sys                  System Development                   NA            185
Merrill Lynch Asset
  Management                              Financial Services                   NA            764
Merrill Lynch Trust Co.                   Financial Services                   NA            408
Merrill Lynch Pierce,
  Fenner & Smith                          Financial Services                   NA          1,152
Microsoft Corp.                           Technology Planning Services         NA            326
Mississippi Power Co.                     Project Support                      A             790
Moody's Investor Service                  Financial Services                   NA            156
New York Stock Exchange                   Financial Services                   NA            436
Paul Griffin & Assoc.                     Building Maintenance                 NA            111
Pony Express Courier                      Courier Services                     NA            100
Power Energy Services, Inc.               Contract Engineering                 NA            237
Ray Bloch Productions, Inc.               Production Services                  NA            628
Risk Advisory                             Risk Management Consulting           NA            264
RR Donnelley Receivables,
  Inc.                                    Financial Services                   NA            114
Rust International Corp.                  Personnel Services                   NA            137


(Continued on page 27D)


                                                                           27D


                            ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                    For the Year Ended December 31, 1996

                                           (Thousands of Dollars)

                                          OUTSIDE SERVICES EMPLOYED

                                                 ACCOUNT 923


INSTRUCTIONS:      Provide a breakdown by subaccount of outside services
                   employed. If the aggregate amounts paid to any one
                   payee and included within one subaccount is less than
                   $100,000, only the aggregate number and amount of all
                   such payments included within the subaccount need be
                   shown. Provide a subtotal for each type of service.


                                                                           RELATIONSHIP
                                                                           "A"=ASSOCIATE
                                          DESCRIPTION OF                   "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                   ASSOCIATE        AMOUNT
-------------------                       ---------------                  -------------     ------
Savannah Electric & Power                 Project Support                      A             648
Sawyer & Associates, Inc.                 Contract Programming                 NA            152
Scott, Madden & Assoc., Inc.              Personnel Services                   NA            554
Shoreline Utility Advisors,
  Inc.                                    Financial Services                   NA            209
Software Spectrum                         Software Upgrade Services            NA            529
Southeast Power Corp.                     Construction Services                NA            451
Southern Development &
  Investment Group                        Project Support                      A             126
Southern Research Institute               Consulting Services                  NA            151
Summit Communications, Inc.               Consulting Services                  NA            104
Systems Applications Intl                 Consulting Services                  NA            400
TATA Consultancy Services                 Systems Support                      NA          1,097
Technology Partners, Inc.                 Consulting Services                  NA            264
Teknecon, Inc.                            Consulting Services                  NA            363
The Hawthorn Group                        Survey Services                      NA            267
The Smith-Free Group                      Consulting Services                  NA            191
Southern Company                          Financial Services                   A             122
Towers Perrin                             Consulting Services                  NA            517
TQS Research, Inc.                        Consulting Services                  NA            289
Wells Fargo Guard Services                Security Services                    NA            544
Windham Brannon                           Load Research Activities             NA            123
Xerox Corporation                         Facilities Management                NA          1,121


    120 Items Others Under $100,000                                            NA          9,555
                                                                                        --------
                                                                                          90,580
                                                                                         -------
                                                                                         115,690
                                                                                         =======



                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                      For the Year Ended December 31, 1996

                                             (Thousands of Dollars)

                                         EMPLOYEE PENSIONS AND BENEFITS

                                                   ACCOUNT 926

INSTRUCTIONS:    Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                       AMOUNT
----------                                                        ------
Pensions                                                          (437)

Early Retirement Benefits                                          764

Employees' Group Insurance                                       8,315

Post Retirement Medical Benefits                                 4,590

Post Retirement Life Benefits                                    2,050

Educational Assistance Plan                                        237

Minority Scholarship Program                                        53

Employee Savings Plan/ESOP - Company Contribution                6,223

Employee Health and Physical Examinations                          107

Post Employment Benefits                                           (53)

Other (Employees' Professional Fees and
    Other Employee Fringe Benefits)                                180
                                                                 -----

    TOTAL                                                       22,029
                                                                ======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1


INSTRUCTIONS:    Provide a listing of the amount included in Account
                 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                NAME OF PAYEE                           AMOUNT
------------               -------------                           ------
NOT APPLICABLE

                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                        For the Year Ended December 31, 1996

                                               (Thousands of Dollars)

                                           MISCELLANEOUS GENERAL EXPENSES

                                                    ACCOUNT 930.2


INSTRUCTIONS:     Provide a list of the amount included in Account 930.2,
                  "Miscellaneous General Expenses", classifying the items according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b)
                  (2) shall be separately classified.


DESCRIPTION                                                        AMOUNT
-----------                                                        ------

Employee Training                                                   7,734

Expenses of SCS Employees Located at Operating Co.                  6,316

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                            3,626

Dues and Memberships                                                  937

Recruiting, Interviewing, & Placement
  of Employees                                                        282

Corporate Moving Expenses                                              88

Other General Expenses                                              1,713
                                                                   ------
    TOTAL                                                          20,696
                                                                   ======

                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                      For the Year Ended December 31, 1996

                                             (Thousands of Dollars)

                                                      RENTS

                                                   ACCOUNT 931


INSTRUCTIONS:    Provide a listing of the amount included in Account 931,
                 "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
                 System of Accounts.


DESCRIPTION                                                            AMOUNT
-----------                                                            ------
Office Rents                                                           14,995

Computer and Other Data Processing Equipment Rental                     4,451

Software Rental                                                         2,721

All Other (Automobile, Office Furniture & Equipment,
    and Miscellaneous Storage & Equipment Rental)                       1,087
                                                                       ------

    TOTAL                                                              23,254
                                                                       ======

                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                    For the Year Ended December 31, 1996

                                           (Thousands of Dollars)

                                        TAXES OTHER THAN INCOME TAXES

                                                 ACCOUNT 408

INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other Than Income
                  Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes.
                  Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                       AMOUNT
-----------                                                        -----

Other Than U.S. Government Taxes

    State Unemployment                                              101

    City/Business License Tax                                        15

    Property and Other City and State                             1,465
                                                                -------

         Subtotal - Other                                         1,581
                                                                -------


U.S. Government Taxes

    Federal Insurance Contributions Act                          13,395

    Federal Unemployment                                            200
                                                                 ------

         Subtotal - U.S. Government                              13,595
                                                                 ------


    TOTAL                                                        15,176
                                                                 ======

                                                                           33


                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                     For the Year Ended December 31, 1996

                                            (Thousands of Dollars)

                                                  DONATIONS

                                                ACCOUNT 426.1

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.1,
                 "Donations", classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                              PURPOSE OF DONATION              AMOUNT
-----------------                              -------------------              ------
280 Shades Creek Project                       Civic & Charitable                   15
Alabama, University of                         Employee Matching Gift               12
American Heart Association                     Civic & Charitable                    3
American Legislative Exchange                  Support of Program                   14
Atlanta Chamber Foundation                     Civic & Charitable                   50
Atlanta Classic Foundation                     Civic & Charitable                    7
Auburn University Foundation                   Employee Matching Gift                5
Boy Scouts of America                          Civic & Charitable                    9
Business Institute for Political
 Analysis                                      Support of Program                    5
Cahaba Girl Scout Council                      Civic & Charitable                   17
Callanwolde Fine Arts Center                   Civic & Charitable                    5
Center for Legislative Energy &
 Environmental Research                        Support of Program                    8
Center Street Middle School                    Civic & Charitable                    4
City Stages - Birmingham Festival              Civic & Charitable                    5
Eisenhower Center Building Fund                Civic & Charitable                  115
Georgia Center for Advanced
 Telecommunications                            Civic & Charitable                    3
Georgia Institute of Technology                Employee Matching Gift               16
Georgia Youth Science & Technology Center      Civic & Charitable                   15
Hayes, Domenici & Associates                   Civic & Charitable                   55
Index Research & Advisory Services             Civic & Charitable                   63
Junior Achievement of Greater B'Ham            Civic & Charitable                    4
Juvenile Diabetes Foundation                   Civic & Charitable                   25
Kennedy Center for Performing Arts             Civic & Charitable                    5
Literacy Council of Central Alabama            Civic & Charitable                    5
March of Dimes                                 Civic & Charitable                   21
Metropolitan Development Board                 Civic & Charitable                   10

                                                                          33A


                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                        For the Year Ended December 31, 1996

                                              (Thousands of Dollars)

                                                      DONATIONS

                                                    ACCOUNT 426.1

    INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
                   "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT                                   PURPOSE OF DONATION                 AMOUNT
------------------                                  -------------------                  -----
National Wild Turkey Federation                     Civic & Charitable                       5
Public Affairs Council                              Civic & Charitable                       3
Republican Senate/House Dinner
 Building Fund                                      Support of Program                      40
Smithsonian Institution                             Civic & Charitable                       8
Southern Governor's Association                     Support of Program                       5
Taste of the South                                  Support of Program                      10
The Coalition                                       Support of Program                      50
The College Fund/UNCF                               Civic & Charitable                       4
The King Center                                     Civic & Charitable                       4
The National Coal Council                           Support of Program                      11
The Nature Conservancy                              Civic & Charitable                      15
The Progress & Freedom Foundation                   Civic & Charitable                      60
United States Energy Association                    Support of Program                       3
United Way                                          Civic & Charitable                     194
Washington Legal Foundation                         Civic & Charitable                       5
Woodruff Arts Center                                Civic & Charitable                      10



57     Other Items (Less than $3,000)               Civic & Charitable                      54

74     Other Items (Less than $3,000)               Employee Matching Gift                  31

5      Other Items (Less than $3,000)               Support of Program                       6
                                                                                         -----

    TOTAL                                                                                1,014
                                                                                         ======

                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                    For the Year Ended December 31, 1996

                                           (Thousands of Dollars)

                                              OTHER DEDUCTIONS

                                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                      NAME OF PAYEE                        AMOUNT
-----------                      -------------                        ------


NOT APPLICABLE

                              ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                                     For the Year Ended December 31, 1996

                                            (Thousands of Dollars)

                                                SCHEDULE XVIII

                                         NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:   The space below is provided for important notes
                regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on Pages 19 - 19G.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                             (Thousands of Dollars)

                                  SCHEDULE XIX

                             FINANCIAL DATA SCHEDULE




    Net Service Company Property                                     124,487
    Total Investments                                                  3,925
    Total Current and Accrued Assets                                 139,686
    Total Deferred Debits                                              6,851
    Balancing Amount for Total Assets and Other Debits                   -
    Total Assets and Other Debits                                    274,949
    Total Proprietary Capital                                            875
    Total Long-Term Debt                                              47,658
    Notes Payable                                                     15,792
    Notes Payable to Associate Companies                                 -
    Balancing Amount for Total Current and Accrued
      Liabilities                                                    132,051
    Total Deferred Credits                                            78,573
    Accumulated Deferred Income Tax Credits                              -
    Total Liabilities and Proprietary Capital                        274,949
    Services Rendered to Associate Companies                         506,928
    Services Rendered to Nonassociate Companies                       31,893
    Miscellaneous Income or Loss                                       3,179
    Total Income                                                     542,000
    Salaries and Wages                                               230,023
    Employee Pensions and Benefits                                    22,029
    Balancing Amount for Total Expenses                              289,948
    Total Expenses                                                   542,000
    Net Income (Loss)                                                    -
    Total Cost of Service (Direct Costs)                             417,270
    Total Cost of Service (Indirect Costs)                           114,958
    Total Cost of Service (Total)                                    538,821
    Number of Personnel End of Year                                    2,758

                                                                          37


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                               ORGANIZATION CHART

                            Chairman, President & CEO
                                Southern Company


                  President & CEO
                  Southern Co. Serv.


                                                        VP -Human           Sr. VP-             Director         Exec. VP-
Sr. Exec. VP-             Sr. VP-                       Resources(1)        External            Internal         Finance(2)
Chief Production          System Trans.                                     Affairs(2)          Auditing(1)
                          Planning & Oper

   Exec. VP               Sr. VP-                                             VP Corp.                              VP-Fin.
   Engineering            Chief Information                                   Communications(1)                    Planning
                          Officer
   VP Research &                                                              VP-Governmental                      Treasurer
   Environmental          Sr. VP-                                             Affairs
   Affairs                So. Wholesale                                                                             Director
                          Energy                                              VP-Enviro.                            Short-Term
   VP Procurement                                                             Policy                                Finance
   & Materials            VP Marketing
                          & New Business                                      VP-Secretary                          Director
   VP Fuel                Development                                         & House                               Risk
   Services                                                                   Counsel                               Management
                          VP-Comptroller
   Director               & CFO
   System Planning


(1)  Report to the President & CEO of SCS for SES related matters only.
(2)  Direct reports to Chairman, President & CEO of Southern Company.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                              METHODS OF ALLOCATION

The allocation statistics for each of the methods described below were calculated using a three-year rolling average with a one-year lag in implementation; i.e., the 1996 ratios used the average annual statistics for the years 1992, 1993, and 1994.

     1.     Annual Operating Area Territorial Load Basis

            Each Client Operating Company, other than Southern Electric Generating Company (SEGCO), will be charged that percentage of the total Service Company charges to be distributed by this method which its annual operating area territorial load is of the total annual operating area territorial load of the Southern electric system, defined as total energy generated plus energy received minus energy deliveries to exclude loads and include all Southeastern Power Administration (SEPA) Preference Customer loads (exclusive of the direct SEPA-Crisp County component), as well as loads served jointly by Georgia Power Company and Oglethorpe Electric Membership Corporation, Municipal Electric Association of Georgia (MEAG), and City of Dalton through the aforesaid companies joint ownership of generating facilities with Georgia Power Company. The MEAG component includes any component for Crisp County under the provisions of the MEAG-Crisp County Agreement. Excluded areas are such as those of South Mississippi Electric Power Association, Alabama Electric Cooperative, Tennessee Valley Authority, Florida Power Corporation, etc.

     2.     Customer Basis

            Each Client Operating Company, other than SEGCO, will be charged that percentage of the total Service Company charges to be distributed by this method which its average number of customers is to the total average number of customers of the Southern electric system, other than SEGCO.

     3.     Employee Basis

            Each Client Company, other than SEGCO, will be charged that percentage of the total Service Company charges to be distributed by this method which its average number of employees is of the total average number of employees of all Client Companies, other than SEGCO.

     4.     Direct Billing Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its applicable Service Company direct billings is to the total Service Company direct billings.

                                                                           38A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                              METHODS OF ALLOCATION


     5.     Financial Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its average of the percentages of net fixed assets, operating expenses and operating revenue sources is to the total Client Company net fixed assets, operating expenses and operating revenue of the Southern electric system.

     6.     Fossil Fuel Generation Basis

            Each Client Operating Company will be charged that percentage of the total Service Company charges to be distributed by this method which its generation from fossil fuel sources is to the total generation from fossil fuel sources of the Southern electric system.

     7.     Fossil and Hydro Capacity Basis

            Each Client Company will be charged the factor determined by dividing the total fossil and hydro generating capacity for each company, including capacity attributed to joint owners of system plants, by the total fossil and hydro generating capacity for the Southern electric system.

     8.     Insurance Premium Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its applicable insurance premiums is to the total applicable insurance premiums of the Southern electric system.

     9.     Net Fixed Assets Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its net fixed assets is to the total net fixed assets of the Southern electric system.

    10.     Number of Nuclear Plants

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of nuclear plants is to the total nuclear plants.

    11.     Number of Vehicles Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of vehicles is to the total vehicles for the Southern electric system.

                                                                           38B

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

                              METHODS OF ALLOCATION


    12.     Nuclear Plant Capacity Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its name plate kilowatt capacity of nuclear plants is to the total kilowatt capacity of all nuclear plants.

    13.     Nuclear Plant Generation Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its net generation of nuclear plants is to the total net generation of all nuclear plants.

    14.     Preferred Stockholder Basis

            Each Client Company will be charged that percentage of the total Service Company charges to be distributed by this method which its number of preferred stockholders is to the total preferred stockholders for the Southern electric system.

    15.     Salary Basis

            The ratio of all applicable work orders for the appropriate division, department, groups of departments or other cost centers that incur salary charges per month. The larger the amount of salary charges to a direct work order, the larger the amount that work order will receive in the allocation.

    16.     Southern System Basis

            This method will be applicable only to charges for services which relate to Southern and other Client Companies. Each Client Company will be charged for the charges to be distributed by this method in the ratio of such Client Company's total capitalization to the sum of the total capitalization of all Client Operating Companies.

    17.     System Aircraft

            Passengers on system aircraft are charged a rate based on comparable, non-discounted commercial fares for the itinerary flown. Residual expenses not billed to client companies through the commercial fares are allocated to all associate companies as an availability fee based on the number of executives at each company.

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1996:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Company Services is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Company Services does not bill its associate client companies for compensation of equity capital.

In 1996, Southern Company Services initiated short-term borrowings exclusively from The Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 5.331% to 6.300%. Interest in the amount of $230,646.36 was accrued on The Southern Company and was billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and our service contracts.

In addition, as of December 31, 1996, Southern Company Services had long-term debt outstanding from various institutions in the amounts of $63,449,564.65. The interest rates on these borrowings ranged from 4.62% to 13.0%. Interest of $6,361,435.73 was accrued and billed to the client companies. The interest was distributed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.

The interest on total service company indebtedness was billed to the associate and nonassociate companies as follows:

         The Southern Company                            $    177,232.51
         Alabama Power Company                              1,683,545.28
         Georgia Power Company                              3,111,032.15
         Gulf Power Company                                   352,921.20
         Mississippi Power Company                            357,475.32
         Savannah Electric & Power Company                    128,809.89
         Southern Electric Generating Company                  10,180.13
         Southern Electric International, Inc.                135,644.49
         Southern Nuclear Operating Company                   433,561.40
         Southern Development & Investment
           Group, Inc.91,517.32
         Southern Communications Services, Inc.                87,301.37
         Southern Electric Railroad Company                       868.78
         Southern Telecommunications Holding Co.                  369.47
         Southern Information Holding Co.                          47.69
         Nonassociate                                          21,575.09
                                                           -------------

                                                           $6,592,082.09
                                                           =============

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 1996











                                SIGNATURE CLAUSE

                   Pursuant to the requirements of the Public
              Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                               Southern Company Services, Inc.
                              (Name of Reporting Company)


                                    By:
                                         (Signature of Signing Officer)

                                    /s/ W. Dean Hudson
                                    W. Dean Hudson, Vice President, Comptroller
                                          and Chief Financial Officer
                                    (Printed Name and Title of Signing Officer)


                           Date:        April 28, 1997